Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

May 18, 2016

VIA EDGAR

Lisa Larkin

U.S. Securities and Exchange Commission (“SEC”)

100 F Street, N.E.

Washington, D.C.  20549

Re:

Eaton Vance Floating-Rate Income Trust (the “Trust”)

Registration Statement on Form N-2 (333-208995; 811-21574)

Ms. Larkin:

This letter responds to comment provided telephonically to the undersigned on May 18, 2016 regarding the Trust’s N-2/A filed on May 12, 2016.  The comment and the Trust’s response are set forth below.

Prospectus

Comment 1:

Please confirm that Finra has issued a conditional No Objections Letter in relation to above referenced filing.

Response 1:

The Trust confirms Finra has issued a conditional No Objections Letter in relation to the above referenced filing.

Tandy Representation:

The Trust is responsible for the adequacy and accuracy of the disclosure in each respective filing.  Further, the Trust recognizes that the Staff’s comments, or changes to the disclosure in response to Staff’s comments do not foreclose the SEC from taking any action with respect to filings.  Lastly, the Trust acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under federal securities laws.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President